

Mail Stop 7010

March 11, 2009

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle, Suite 200
Folsom, CA 95630

> **Re:** **Waste Connections, Inc.**
> **Form 10-K for Fiscal Years Ended December 31, 2007 and 2008**
> **File No. 1-31507**

Dear Mr. Jackman:

We have reviewed your responses and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Segments, Prior Comment 1

1. We appreciate your response to our letter concerning segment reporting. In order for us to fully understand your views, we will need to establish a better understanding about how you monitor your business. Please address historical practice and any changes implemented pursuant to our comments regarding this subject. Please advise us fully concerning the following issues:

    - You note that other than EBITDA by district, no other financial metrics are included in the monthly report provided to the CODM. Tell us whether any other discrete financial information, outside the monthly report, is regularly reviewed by the CODM;
    - Please provide us with revenues and expenses by district for each of the 3 years presented and the interim period available up to the time of your response;

- Tell us in reasonable detail how the budgeted EBITDA is established and approved. Explain whether guideline metrics are used;
- Tell us whether the budgeted EBITDA amounts are approved by the CODM and at what level;
- Tell us whether the budgeted EBITDA amounts are provided to the CODM when established;
- Explain to us whether he has ever provided feedback in the past concerning budgeted guidelines, in general or for particular budgets of any district;
- Explain to us whether he has ever given guidance, or made any decisions based on a variance from budget at a district. If so explain;
- Explain to us the purpose of calculating a variance from budget. How is this information used;
- Tell us about your capital expenditure policies and approvals.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or John Hartz at (202) 551-3689 if you have questions regarding our comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief